

SECURI ... ISSION

07003522


SEC MAIL PROCESSING
RECEIVED
MAR 2007
151

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52256

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marathon Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Lakeside Drive
(No. and Street)

Bannockburn	IL	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Braasch — 847-574-2675
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Robert Braasch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marathon Capital Markets, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

21st day of February 2007

Notary Public


OFFICIAL SEAL
MARILYN J. EINSPAR
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MAY 1, 2008

Signature

Secretary / Treasurer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Marathon Capital Markets, Inc.

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

McGladrey & Pullen, LLP is a member firm of RSM International – an affiliation of separate and independent legal entities.

Marathon Capital Markets, Inc.
Table of Contents
December 31, 2006

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Board of Directors of
Marathon Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Marathon Capital Markets, Inc. as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marathon Capital Markets, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 28, 2007

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Marathon Capital Markets, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$	37,848
Certificates of deposit		228,024
Total assets	$	265,872

Liabilities and Stockholder's Equity

Liabilities		
Dividends payable	$	39,600
Accounts payable and accrued expenses		18,700
Total liabilities		58,300
Stockholder's equity		207,572
Total liabilities and stockholder's equity	$	265,872

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Marathon Capital Markets, Inc. (the "Company") was organized in the State of New York and is a wholly owned subsidiary of Marathon Capital, LLC (the "Parent").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company's activities include investment banking and related advisory services, primarily involving private placement offerings, and retail brokerage services. The Company clears retail transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition—Investment banking fees and related expenses are recognized at the time the offering is substantially complete and the income is reasonably determinable. Advisory fees and related expenses are recorded on an accrual basis as services are provided. Commissions earned are recorded on trade date.

Income Taxes—The Company is included in the consolidated corporate Federal, state and local income tax returns of the Parent. Under a tax sharing agreement, the Company computes a provision or benefit for income taxes, and the resulting payable to or receivable from the Parent, as though the Company files a separate return.

Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expense for financial reporting and income tax reporting purposes.

Recently Issued Accounting Pronouncements—On July 13, 2006, the FASB released FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact on financial statements to be issued in subsequent periods.

Note 2 Certificates of Deposit

The certificates of deposit have a variable rate based on the 90-day T-Bill rate with maturities and interest rates as follows:

February 20, 2007, 4.88%	$	131,979
November 1, 2007, 4.38%		96,045
	$	228,024

Note 3 Major Customer

One customer represented approximately 48 percent of total revenue earned for the year ended December 31, 2006.

Note 4 Income Taxes

At December 31, 2006, the Company has available net operating loss carryforwards of approximately $54,000, which expire between 2016 and 2022. Utilization of these net operating loss carryforwards in the consolidated corporate tax returns of the Parent is limited in future periods as they arose prior to the acquisition of the Company by the Parent in 2004. The Company has a deferred tax asset of approximately $18,000 arising from these net operating loss carryforwards, which is fully reserved because realization is not assured.

Note 5 Related-Party Transactions

The Company has agreed to pay 95 percent of its investment banking and advisory fees as advisory and success fees to the Parent to reflect commission payments and other transactional support costs due under client engagements.

The Company has entered into a management agreement with its Parent whereby, for a monthly fee, the Parent provides, among other things, office space and administrative support.

Note 6 Off-Balance-Sheet and Concentration of Credit Risk

Off-Balance-Sheet Risk—Customer securities transactions are introduced to and cleared through another broker-dealer on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and customers may be required to deposit additional collateral, or reduce positions, where necessary.

Note 6 Off-Balance-Sheet and Concentration of Credit Risk, *Continued*

Concentration of Credit Risk—The Company maintains deposits in a bank in amounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in this account. Management believes the Company is not exposed to any significant credit risk on cash.

Note 7 Net Capital Requirements

The Company is subject to the Securities Exchange *Commission Uniform* Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had net capital and net capital requirements of approximately $207,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of dividends.

END